SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. ___)*

ACUSPHERE, INC.
___________________________________________________________

(Name of Issuer)

COMMON STOCK
___________________________________________________________
(Title of Class of Securities)

00511R 87 0

(CUSIP Number)

December 31, 2003

___________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ] Rule 13d - 1(b)

[X] Rule 13d - 1(c)

[ ] Rule 13d - 1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 00511R 87 0	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America Ventures 95-6016836
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	1,314,164
		SHARED VOTING POWER	146,016
		SOLE DISPOSITIVE POWER	1,314,164
		SHARED DISPOSITIVE POWER	146,016
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,180
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00511R 87 0	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America, N.A. 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	1,460,180
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	1,460,180
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,180
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12	TYPE OF REPORTING PERSON* BK

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00511R 87 0	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): NB Holdings Corporation 56-1857749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	1,460,180
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	1,460,180
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,180
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00511R 87 0	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America Corporation 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	1,460,180
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	1,460,180
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,180
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

Acusphere, Inc. ("Acusphere")

Item 1(b). Address of Issuer's Principal Executive Offices:

500 Arsenal Street

Watertown, Massachusetts 02472

Item 2(a). Name of Person Filing:

This statement on Schedule 13G is being filed jointly by (1) Bank of America Ventures ("Ventures"), a California corporation, (2) Bank of America, N.A., a federally chartered national banking association ("BANA"), (3) NB Holdings Corporation, a Delaware corporation ("Holdings"), and (4) Bank of America Corporation, a Delaware corporation ("Bank of America"). The persons described in items (1) through (4) are referred to herein as the "Reporting Persons."

Item 2(b). Address of Principal Business Office or, if None,

Residence:

Ventures has its principal office at 950 Tower Lane, Suite 700, Foster City, California 94404. Each of BANA, Holdings and Bank of America has its principal business office at 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

Item 2(c). Citizenship:

Ventures is a California corporation.

Holdings and Bank of America are Delaware corporations.

BANA is a federally chartered national banking association.

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

00511R 87 0

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or

13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4. Ownership:

(a) Amount beneficially owned:

The Reporting Persons beneficially own 1,460,180 shares of Common Stock of Acusphere.

(b) Percent of class:

Each Reporting Person has beneficial ownership of approximately 10.2% of the outstanding shares of Common Stock based upon 14,293,535 shares of Class A Common Stock outstanding as reported in Acusphere's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Ventures directly holds and has the power to control the voting and disposition of an aggregate of 1,314,164 shares of Common Stock. Additionally, BA Venture Partners II, a related entity with which Ventures has an employment relationship, holds 146,016 shares of Common Stock, and Ventures may be deemed to have shared voting and dispositive power with regard to such securities. Ventures disclaims beneficial ownership of all such securities held by BA Venture Partners II. Based upon 14,293,535 shares of Common Stock outstanding, Ventures beneficially owns approximately 10.2% of the outstanding shares of Common Stock through its sole and shared voting and dispositive power with regard to an aggregate of 1,460,180 shares of Common Stock.

BANA owns all of the outstanding equity interests in Ventures. Holdings owns all of the outstanding equity interests in BANA. Bank of America owns all of the outstanding equity interests in BANA. As a result of these relationships, each of BANA, Holdings and Bank of America may be deemed to have shared voting and dispositive power with regard to the aggregate of 1,460,180 shares of Common Stock beneficially owned by Ventures.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary which

Acquired the Security Being Reported on By the Parent

Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below each of the undersigned certifies that, to the best of such undersigned's knowledge and belief, the securities referred to above were not acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

BANK OF AMERICA CORPORATION

NB HOLDINGS CORPORATION

BANK OF AMERICA, N.A.

By:

Charles F. Bowman

Senior Vice President

BANK OF AMERICA VENTURES

By:

Kate D. Mitchell

Managing Director

Index Exhibit

SCHEDULE 13G

Exhibit Number Exhibit Description

99.1 Joint Filing Agreement

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on Schedule 13G with respect to the common stock of Seattle Genetics, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Dated: February 13, 2004

BANK OF AMERICA CORPORATION

NB HOLDINGS CORPORATION

BANK OF AMERICA, N.A.

By:

Charles F. Bowman

Senior Vice President

BANK OF AMERICA VENTURES

By:

Kate D. Mitchell

Managing Director